Exhibit 99.54

APHRIA STRENGTHENS PORTFOLIO WITH ACQUISITION OF LEADING WEST COAST PRODUCER BROKEN COAST

With Broken Coast, Aphria becomes the largest Canadian EBITDA generating Licensed Producer Creates leading cross-Canada platform, with scaled low cost greenhouse operations in Ontario and award-winning premium indoor BC production

Leamington, Ontario and Ladysmith, British Columbia — January 15, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) is pleased to announce that it has entered into a binding letter agreement to acquire 100% of the issued and outstanding share capital of Broken Coast Cannabis Inc. (“Broken Coast”), a leading premium cannabis producer located in British Columbia (the “Transaction”). Broken Coast adds award-winning premium production and a proven West Coast brand to Aphria’s asset portfolio, affirming the Company’s market position ahead of a legal adult recreational use market in Canada. The Transaction is expected to add incremental annual production of 10,500 kgs, a portion of which is market ready today, elevating Aphria’s forecast annual production to 230,000 kgs while also providing Aphria with geographic diversification, a cross-Canada distribution platform, and access to over 40,000 medical patients. In combination with its low cost and scaled greenhouse platform in Leamington, Ontario, the addition of Broken Coast establishes Aphria as a Canadian leader in premium indoor cannabis production.

Highlights of the Transaction

•                  Industry-leading market position and geographic diversification: The pro-forma company will be the largest LP by Adjusted EBITDA1 and second largest by revenue in calendar year 20182, with a combined production potential of more than 110,000 kgs per year at an average cost of less than $2.00 per gram from assets in Ontario and British Columbia.

•                  Established brand and highly-regarded product quality solidifies recreational positioning and strategy: The Transaction represents Aphria’s second major investment into consumer- and brand-focused assets, in advance of the legalization of adult recreational use of cannabis expected in 2018. The addition of Broken Coast’s award-winning BC brand and reputation for a premium product further diversifies and augments Aphria’s product portfolio.

•                  Extensive genetic library and differentiated product offerings: Broken Coast has an extensive genetic library with over 1,000 seeds that can be commercialized. Leveraging Broken Coast’s genetics will enable the pro-forma company to bring unique, differentiated cannabis products to market.

•                  Combined production practices and proprietary technological know-how: Both teams anticipate improved operational performance through the implementation and sharing of production practices and know-how. Broken Coast expects to leverage Aphria’s years of scaling and supply chain management experience for its

1 - Non-GAAP measure defined in the Company’s Management Discussion & Analysis.

2 - Per industry analysts estimates and internal forecasts

indoor production, while Aphria is set to benefit from Broken Coast’s significant premium cannabis cultivation expertise.

•                  Accretive economics on both trailing and forward metrics: Broken Coast has had positive Adjusted EBITDA since 2015, and its lean operations are highly complementary to Aphria. In combination with Aphria’s track record, the combined entity is expected to be amongst the most profitable and sustainable producers in the country.

•                  Complementary low-cost cultivation: The Transaction supports Aphria’s low-cost, high-margin strategy. Broken Coast has achieved a low cost of production that is highly favourable compared to indoor peers.

•                  Combined company synergies: The Company expects to realize improved supply chain management efficiencies, leveraging Aphria’s cost-effective supply chain network and now a West Coast distribution platform; cross-selling and up-selling to customers through a broader product portfolio; integrated operations and controls; and implementation of best practices.

•                  Highly experienced management team with West Coast foothold: Broken Coast’s management and cultivation teams have a proven ability to scale premium indoor cannabis production and drive production yields, and bring a strong foothold in the West Coast to Aphria, which is expected to be one of Canada’s largest and most diverse recreational cannabis markets.

“Adding one of Canada’s most sought after premium brands represents a major triumph for Aphria and our shareholders and firmly establishes our position as a Canadian leader in premium indoor cannabis production,” said Vic Neufeld, Chief Executive Officer of Aphria. “Broken Coast has proven that you can grow premium quality cannabis, charge a reasonable price and earn a profit all at the same time. Our two companies are closely aligned, particularly as it relates to our relentless focus on production costs and profitability. We look forward to learning from each other and bringing more Broken Coast cannabis to current medical patients and future adult recreational use consumers in Canada.”

“Broken Coast is committed to providing a premium and affordable product to its patient base while staying true to BC’s iconic cannabis brand and culture,” said Roberto Bresciani, Director and Co-Founder of Broken Coast. “Joining the Aphria team will open doors to keep innovating with our unique production process and cannabis genetics. While we are joining a talented large-scale greenhouse operator, Broken Coast will retain a high level of independence and our existing management and production teams will continue to drive our corporate strategy and produce incredible cannabis products.”

Broken Coast facility and approval of phase IV expansion

Broken Coast operates a fully licensed, purpose-built, indoor cannabis production facility on Vancouver Island. Currently 26,000 sq. ft., the facility is undergoing an expansion that is near-complete and will bring total square footage to 44,000 sq. ft., capable of producing a cumulative 4,500 kgs per year. The facility sits on a 4.5-acre parcel of owned land that has the necessary surrounding infrastructure to support further expansions, specifically Broken Coast’s planned Phase IV expansion to bring total capacity to 10,500 kgs per year.

As part of the Transaction, Aphria approved the immediate commencement of Broken Coast’s Phase IV expansion (“Expansion”). The 60,000 sq. ft. Expansion is expected to cost under $20 million and will increase the facility’s annual capacity from 4,500 kgs per year to 10,500 kgs per year. The Expansion is anticipated to be completed by late summer 2018, with first product sale occurring in early 2019.

Founded in 2013, Broken Coast was the fourth (4th) licensed producer in British Columbia and twelfth (12th) licensed producer in Canada. Utilizing a proprietary grow method that is supported by a highly automated and standardized growing system, Broken Coast’s name and brand has become synonymous with premium cannabis. The company has amassed a loyal patient base of over 10,000 registered patients, of which over 50% are domiciled in Western Canada, by offering premium quality cannabis at an affordable price.

Transaction summary

The total Transaction value is approximately $230 million, to be paid with up to $10 million in cash and the remainder in Aphria shares, and is subject to customary closing adjustments. Shares issued to Broken Coast shareholders will be issued at a deemed price of $ 15.09 representing the 20-day VWAP of Aphria at market close on the business day immediately prior to the signing of the parties initial non-binding letter of intent. Each of the three co-founders of Broken Coast, who cumulatively hold over 80% of the outstanding capital, will remain with the pro-forma company.

The deal remains subject to certain other customary closing conditions for the benefit of Aphria, including the conditional approval of the TSX, applicable regulatory approvals and the satisfaction of certain customary closing conditions. Aphria does not require a shareholder approval for the Transaction.

The Transaction is anticipated to close by January 31, 2018.

Financial and legal advisors

Stoic Advisory Inc. is acting as financial advisor and Stikeman Elliott LLP is acting as legal advisor to Aphria.

Canaccord Genuity Corp. is acting as financial advisor and Velletta & Company is acting as legal counsel to Broken Coast.

We Have a Good Thing Growing.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada. Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

About Broken Coast

Broken Coast Cannabis, a medical cannabis producer based in British Columbia, is proud to be Canadian owned and operated. Broken Coast believes that quality results from adhering to strict procedural protocol and environmental control. Through an extensive system of operating procedures, they provide the highest levels of purity, quality, and customer satisfaction. Premium cannabis is grown hydroponically in a custom-built facility, in small batches in single-strain rooms, and harvested on a rotational cycle to ensure they have a steady supply of fresh product in stock.

For further information please contact:

Nina Godard

Edelman

nina.godard@edelman.com

416-455-6324

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to accretive earnings, anticipated revenue and costs synergies associated with the acquisition of Broken Coast, statements with respect to internal expectations, estimated margins, expectations for future growing capacity and costs, the completion of any capital project or expansions, the timing for the completion of the Transaction and expectations with respect to future production costs. In particular, there can be no assurance that the Transaction will be completed. Forward looking statements are based on certain assumptions regarding Broken Coast, including expected growth, results of operations, performance, industry trends and growth opportunities. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; the possibility that the Company be unable to successfully integrate Broken Coast as described herein; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks. Any forward-looking statements or facts (including financial information) related to Broken Coast discussed or disclosed herein are derived from information obtained directly from Broken Coast and publicly available sources and has not been independently verified by the Company.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.